AMENDMENT TO SUBADVISORY AGREEMENT
                MFC Global Investment Management (U.S.A.) Limited

     AMENDMENT made as of this ___ day of _____ 2007 to the Subadvisory Agreement dated May 1, 2003, as amended (the "Agreement"), between John Hancock Investment Management Services, LLC, a Delaware limited partnership (the "Adviser"), and MFC Global Investment Management (U.S.A.) Limited, a Canadian corporation (the "Subadviser"). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.  CHANGE IN APPENDIX A

     Appendix A of the Agreement relating to compensation of the Subadviser is amended to add the American Fundamental Holdings Trust and the American Global Diversification Trust.

2.  EFFECTIVE DATE

     This Amendment shall become effective on the later to occur of: (i) approval of the Amendment by the Board of Trustees of John Hancock Trust and
(ii) execution of the Amendment.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

John Hancock Investment Management Services, LLC



By:  _____________________________


MFC Global Investment Management (U.S.A.) Limited



By: ___________________________

                                   APPENDIX A

     The Subadviser shall serve as investment subadviser for the Portfolios of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to the Portfolios, the fee computed separately for each such Portfolio at an annual rate stated as a percentage of current net assets as follows (the "Subadviser Fee"):

                                           First          Between $250 million      Excess Over
Portfolio                            $250  million          and $500 million        $500 million
American Fundamental Holdings Trust

American Global Diversification
Trust

     For purposes of determining net assets, the net assets of each Portfolio of the Trust are determined as of the close of business on the previous business day of the Trust.

     The Subadviser Fee for each Portfolio shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual fee rate, and multiplying this product by the net assets of the Portfolio. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

     If, with respect to each Portfolio, this Agreement becomes effective or terminates before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.